UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission File Number:	0-19292

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLUEGREEN CORPORATION
4960 Conference Way North, Suite 100 Boca Raton, Florida 33431

Bluegreen Corporation Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and for the

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit 23 – Consent of Ernst & Young LLP	15

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bluegreen Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

West Palm Beach

June 26, 2009

1

Bluegreen Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments at fair value	$25,763,613	$32,169,624
Employer contributions receivable	1,388,758	873,289
	27,152,371	33,042,913

Liabilities
Excess contributions refundable	367,047	547,872
Net assets available for benefits at fair value	26,785,324	32,495,041

Adjustment from fair value to contract value for
interest in the collective trust fund related to
fully benefit-responsive contracts	(9,315)	(46,897)
Net assets available for benefits	$26,776,009	$32,448,144

See accompanying notes.

2

Bluegreen Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Interest and dividend income	$151,563
Net depreciation in fair value of investments	(8,968,504)
Contributions:
Participant	6,680,461
Employer	1,388,758
Other (rollovers)	317,905
Total	(429,817)

Benefits paid to participants	5,224,392
Administrative expenses	17,926
Total	5,242,318

Net decrease	(5,672,135)

Net assets available for benefits at beginning of year	32,448,144
Net assets available for benefits at end of year	$26,776,009

See accompanying notes.

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. Copies of these documents are available from Bluegreen Corporation (the Company or Employer). The Plan document, which became effective March 31, 1992, is a defined contribution plan covering all employees, as defined by the Plan document, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Vesting

Participant contributions cannot exceed 18% of a participant’s compensation or Internal Revenue Code (the Code) limitations. Effective January 1, 2001, the Company amended the Plan to provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant’s contribution with an annual limit of $1,000. The Company can also make a discretionary non-elective contribution. Effective for 2008, the fixed-rate employer match was increased to 100% of the first 3% of a participant’s contribution with an annual limit of $1,500 per participant. Subsequent to December 31, 2008, the fixed-rate employer matching contribution was amended and replaced with a discretionary match for the 2009 Plan year.

Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service. Participant, employer and rollover contributions of $6,680,461, $1,388,758 and $317,905, respectively, are included in the Plan contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and an allocation of Plan investment results and forfeitures of non-vested amounts. Company discretionary non-elective contributions are allocated based on a participant’s eligible compensation relative to total participant eligible compensation. The match is allocated based on a participant’s contributions. Plan earnings are allocated based upon the individual account

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

balance proportionate to the total fund balance. Forfeitures are allocated in a manner consistent with the allocation of the match or discretionary non-elective contribution, depending on what the forfeiture relates to. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.

As of December 31, 2008 and 2007, $54,608 and $45,767, respectively, of the Plan’s assets related to forfeitures had not yet been allocated.

Loans to Participants

The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant’s vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case the repayment period is for a maximum of 15 years. Loans and interest are repaid through payroll deductions.

As of December 31, 2008 and 2007, the Plan had loans to participants of $2,217,251 and $1,852,867, respectively, with interest rates ranging from 5.0% to 9.25%.

Benefits

Upon attainment of retirement age, disability, or death, a distribution of the vested account balance is made to the participant or named beneficiary in a lump sum payment. Upon termination of employment a distribution can be made under the terms of the Plan. Hardship withdrawals, as defined in the Code, are permitted only from participant elective deferrals.

Excess Contributions Refundable

In the event that participant contributions exceed contribution limitations of the Plan, corrective distributions may be required according to the terms of the Plan document.

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a methodology for measuring fair value, and expands the required disclosure for fair value measurements. With the exception of its applicability to non-financial assets and liabilities (as discussed below), we adopted SFAS No. 157 on January 1, 2008, at which time it was applied prospectively. The adoption of SFAS No. 157 did not have any impact on the Plan’s financial position or changes therein.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and was adopted by us on January 1, 2008. To date, we have not elected the fair value measurement option for any additional financial assets or liabilities.

In October 2008, the FASB issued FASB Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3).

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active. It states that determining fair value in a dislocated market is dependent upon the certain facts and may require the use of management’s judgment about whether individual transactions are forced liquidations or distressed sales. Additionally, FSP 157-3 provides guidance as to the potentially necessary estimates and adjustments that may be required in determining fair value based on observable data that may not be indicative of accurate fair value because the volume and level of trading activity in the asset class have significantly declined. We adopted FSP 157-3 on September 30, 2008 as it was effective upon issuance for prior periods which had not yet issued financial statements. The adoption of FSP 157-3 did not have any impact on the Plan’s financial position or changes therein.

Valuation of Investments

The Plan’s investments are stated at fair value (see Note 4).

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Plan, which pays expenses related to the management of the Plan’s investments. All other fees are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

SunTrust Bank (the Trustee) holds the Plan’s investment assets and executes the transactions therein.

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007 are as follows:

	2008	2007

SunTrust Stable Asset Fund*	$7,579,764	$8,843,636
Vanguard 500 Index Signal	2,338,901	2,765,568
Participant Loans	2,217,251	1,852,867
T. Rowe Price Mid-Cap Growth Fund - R	2,031,116	3,643,772
Putnam International Growth Fund	1,602,045	2,910,726
T. Rowe Price Retirement 2040 Fund – R	1,531,824	226
STI Classic Large Cap Relative Value I	1,142,466	2,038,236
Franklin Small-Mid Cap Growth Fund	1,075,528	2,007,855

*

SunTrust Stable Asset Fund is shown at fair value. The assumptions used to calculate the fair value of the SunTrust Stable Asset Fund are classified as Level 2 inputs under SFAS No. 157. The contract value is $7,570,449 and $8,796,739 for December 31, 2008 and 2007, respectively.

4. Fair Value

During 2008, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value by a net amount of $ (8,968,504), as follows:

Net Appreciation (Depreciation) in Fair Value During the Year
Fair value determined by quoted market prices:
Mutual funds	$(8,759,918)
Common stock	(492,154)
Fair value estimated by Trustee:
Collective trusts	283,568
$(8,968,504)

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

On January 1, 2008, the Plan adopted the provisions of SFAS No. 157 for its investments. SFAS No. 157 describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used for the investments measured at fair value:

Mutual Funds

The shares of registered investment companies are valued at quoted active market prices, which represent the net asset values of shares held by the Plan at year-end and are classified as Level 1 investments.

Common Stock

Bluegreen Corporation common stocks are stated at fair value as quoted on the New York Stock Exchange and are valued at the last reported sales price on the last business day of the Plan year. Bluegreen Corporation common stock is classified as Level 1 investments.

Collective Trusts

The contract value of participation units owned in the collective trust fund are based on quoted redemption values, as determined by SunTrust Bank (the Trustee), on the last business day of the Plan year. The fair value of the underlying assets of the collective trust fund is based upon the Trustee’s valuation. Collective trusts are classified as Level 2 investments.

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2008, the Plan’s investments measured at fair value were as follows:

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds	$15,291,580	$—	$—	$15,291,580
Common Stock	620,404	—	—	620,404
Collective Trusts	—	7,579,764	—	7,579,764
Participant Loans	—	—	2,217,251	2,217,251
	$15,911,984	$7,579,764	$2,217,251	$25,708,999

The following table provides a summary of changes in the fair value of the Plan’s level 3 assets:

Participant Loans

Balance at January 1, 2008	$1,852,867
New loans issued	1,490,943
Loans distributed	(384,010)
Loan principal repayments	(742,549)
Transfers from other plans	—
Balance at December 31, 2008	$2,217,251

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

6. Parties-in-Interest

The Plan invests in the common stock of Bluegreen Corporation, the Plan sponsor. The Plan held 198,212 and 143,999 shares of Bluegreen Corporation common stock as of December 31, 2008 and 2007, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Partial Plan Termination

During the fourth quarter of 2008, as a result of the strategic initiatives implemented by the Company which called for the closure of 11 sales offices and the termination of approximately 3,000 employees, a partial plan termination occurred. In connection therewith, employees released from employment as a result of this restructuring, who were active participants in the Plan during the fourth quarter of 2008, became fully vested in their employer contributions upon the partial plan termination.

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Bluegreen Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investment loss per the financial statements to the Form 550 0:

December 31, 2008

Total investment loss per the financial statements	$5,672,135
Deemed distributions due to defaulted loans	106,220
Total investment loss per Form 5500	$5,778,355

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Bluegreen Corporation Retirement Savings Plan

Supplemental Schedule

Bluegreen Corporation Retirement Savings Plan

EIN #03-0300793 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of	Description of Investments, Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par, or Maturity Value	(a)	Value

(b)	SunTrust	Stable Asset Fund		$ 7,570,449	(c)
(b)	STI Classic:	Investment Grade Bond		941,189
		Small Cap Value Equity Fund		764,447
		Large Cap Relative Value I		1,142,466
		Blackrock Equity Dividend A		35,219
	Franklin	Small-Mid Cap Growth Fund		1,075,528
	Putnam	International Growth Fund		1,602,045
	Vanguard	500 Index Signal		2,338,901
(b)	Bluegreen Corporation	Common Stock		620,404
	MFS	MFS Value Fund		416,083
	T. Rowe Price	Mid-Cap Growth Fund – R		2,031,116
		Growth Stock Fund – R		286,053
		Retirement 2020 Fund – R		1,207,525
		Retirement 2030 Fund – R		887,593
		Retirement 2040 Fund – R		1,531,824
	Oppenheimer	International Bond Fund A		659,588
	Federated	Capital Appreciation Fund – A		372,004
(b)	Participant loans	Interest rates ranging from 5.0% to 9.5%,
		remaining maturity dates ranging from
		one to fifteen years		2,217,251
	Cash and cash equivalents			54,613
				$ 25,754,298

(a) – Indicates the column which provides cost information, which has not been included because all investments are participant-directed.

(b) – Indicates a party-in-interest.

(c) – Stable Asset Fund at contract value not fair value.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bluegreen Corporation Retirement Savings Plan
(Name of Plan)

Date: June 29, 2009	By:	/S/ LINDSAY ALLEN
Lindsay Allen,
401K Administrator & Benefits Compliance Manager

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